EXHIBIT 99.1

Osisko Development Reports First Quarter 2026 Results

(All dollar amounts are expressed in Canadian dollars, unless stated otherwise)

HIGHLIGHTS

Q1 2026 (at March 31, 2026)

  Financial: ~$594.3 million in cash and cash equivalents; sold 270 ounces of gold from small-scale mining activities at the Tintic Project; received ~$36.5 million in proceeds from warrant exercises
  Financing: Completed a prospectus offering of common shares for ~US$143.8 million in gross proceeds
  Cariboo Gold Project: Resumed planned site activities under a phased reopening plan following a temporary suspension due to a fatal incident that occurred on January 22, 2026; entered into a project and construction management services agreement with JDS Energy & Mining; released new infill drill results from the Lowhee Zone (100% of planned drilling now complete, while final assays and reconciliation results remain pending); 11 drill rigs operating at site across various infill and exploration programs
  Corporate: Completed the sale of the San Antonio Gold Project; appointed Sarah Harrison as VP, Permitting & Compliance; announced the Company's inclusion in the VanEck Junior Gold Miners ETF (GDXJ)

Subsequent to Q1 2026

  Corporate: Granted incentive awards; appointed Sarah MacDonald as VP, Construction Contracting and Commercial

MONTREAL, May 11, 2026 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") reports its financial and operating results for the three months ended March 31, 2026 ("Q1 2026").

Q1 2026 HIGHLIGHTS

Operating, Financial and Corporate Updates:

  As of March 31, 2026, the Company had approximately $594.3 million in cash and cash equivalents. Approximately $153.2 million (US$109.9 million), inclusive of accrued interest, is outstanding under the initial draw of the US$450 million senior secured project loan credit facility (the "2025 Financing Facility") with funds advised by Appian Capital Advisory Limited ("Appian") for the development and construction of the Cariboo Gold Project.
  $2.2 million in revenues (nil in Q1 2025) and $0.7 million in cost of sales (nil in Q1 2025) generated from the sale of 270 gold ounces from small-scale activities including heap leaching of certain tailings and stockpile material and direct shipping of mineralized material at the Tintic Project, generating an operating loss of $9.7 million ($40.8 million loss in Q1 2025).
  On January 22, 2026, a contractor working on surface activities suffered a fatal injury following an isolated incident at the Cariboo Gold Project. The Company promptly notified appropriate authorities, and an investigation of the incident was initiated. Activities at the project site were temporarily suspended to allow for completion of an investigation. On March 2, 2026, resumption of planned site activities was announced, following the successful implementation of a phased gradual reopening plan of surface and underground activities over several preceding weeks, in coordination with and approval from the relevant regulatory authorities, and with a focus on ensuring the health and safety of all employees and contractors.
  On January 27, 2026, the Company completed the previously announced sale of its 100% interest in the San Antonio Gold Project located in Sonora State, Mexico, to Axo Copper Corp. through the sale of Sapuchi Minera.
  On February 2, 2026, the Company appointed Ms. Sarah Harrison as Vice President, Permitting and Compliance.
  On February 3, 2026, the Company completed its previously announced (on January 26, 2026) prospectus offering of common shares of the Company, issuing an aggregate of 40,607,650 common shares at a price of US$3.54 per common share for aggregate gross proceeds of US$143.8 million ($196.3 million).
  On February 9, 2026, the Company entered into a definitive Project and Construction Management Services Agreement with JDS Energy & Mining Inc. for the development of the Cariboo Gold Project.
  On March 9, 2026, the Company announced receipt of approximately $24.9 million from the exercise of 5,625,031 common share purchase warrants of the Company, held by certain funds advised by Appian Capital Advisory Limited. Together with other warrant exercises during Q1 2026, the Company received aggregate proceeds of $36.5 million from warrant exercises.
  On March 16, 2026, the Company announced inclusion in the VanEck Junior Gold Miners ETF ("GDXJ") announced on March 13, 2026, which became effective at the close of markets on March 20, 2026.
  On March 27, 2026, Osisko Development's Board of Directors approved certain minor administrative amendments to the Company's omnibus equity incentive plan to facilitate plan administration. The omnibus incentive plan was last approved by shareholders on May 7, 2025. In accordance with the terms of the omnibus equity incentive plan and applicable TSX Venture Exchange policies, shareholder approval is not required for these amendments. The amended omnibus equity incentive plan remains subject to final acceptance by the TSX Venture Exchange.

Cariboo Gold Project – British Columbia, Canada (100%-owned)

  Infill Drilling Program. The 13,000-metre infill drill program within the Lowhee Zone was undertaken as part of the Appian 2025 Financing Facility obligations.
    A total of 13,684 metres of drilling has been completed, representing 100% of the planned program, of which 11,025 metres have been released with assays. Assay results and associated quality assurance and quality control reviews are pending for unreleased holes. The Company anticipates finalizing the results for the program in the second quarter of 2026.
  Pre-Construction Activities. The Company continues to advance pre-construction activities, including certain surface infrastructure and underground development.
    Water treatment plant: Upgrades to the Bonanza Ledge water treatment plant are in the final commissioning stages, with full operation expected in the second quarter of 2026.
    Underground development: To date, approximately 2.1 km of underground development has been completed from the existing Cow Portal into the Lowhee Zone, and along the main access ramp, through the Lowhee fault, towards the Cow Mountain Zone. Development progress has been below plan while encountering challenging ground conditions in and around the Lowhee fault, requiring enhanced ground support. Development rates are expected to improve as the ramp advances beyond this zone. The raisebore pad for the first underground ventilation raise started in Q1 2026.
    Surface infrastructure: Construction of the waste rock storage facility, the sediment control pond, and other critical infrastructure continues. Early works, including tree clearing and geotechnical drilling, commenced in Q1 2026 at the mine site complex, where the primary processing facility will be located.
    Camp upgrade: The site camp upgrade and expansion to 266 rooms is complete and, together with other Company-controlled accommodations, is expected to provide capacity aligned with peak construction manpower requirements.
  Exploration & Conversion Drilling Programs. A multi-faceted exploration drilling campaign across the Cariboo Gold Project and regional targets is underway. Together with planned infill drilling that has the objective of upgrading inferred mineral resources to higher confidence categories, up to 20 drill rigs are expected to be active at times throughout 2026, as the various programs overlap and advance, representing up to approximately 160,000 metres of planned drilling across all targets. Eleven drill rigs are currently operating across all programs.
    Eight drill rigs are currently operating on two surface exploration programs, including four surface drill rigs targeting potential mineralization below the current extent of the Cariboo Gold Project deposit to depths of up to 1,000 metres. To date, approximately 10,600 metres of drilling have been completed, with assays pending.
    A second surface exploration program on the adjacent Proserpine regional target has ramped up to four drill rigs, with approximately 5,750 metres completed to date.
    Infill and conversion drilling is planned in 2026 with the objective of upgrading inferred mineral resources to higher confidence resource categories and potentially into mineral reserves, after considering applicable modifying factors. The initial targets are within and below the current Cariboo Gold deposit.

Figure 1: Waste rock storage facility (WRSF) aerial overview of ongoing works.

Figure 2: Sediment control pond (SCP) installed liner and placement of aggregates.

Figure 3: BL water treatment plant commissioning (legacy and expansion).

Figure 4: Mine site complex processing facility site preparation works.

Figure 5: Lowhee Zone ventilation raise bore.

Tintic Project – Utah, U.S.A. (100%-owned)

  Small-Scale Heap Leach Project and Selective Mining. In the quarter, the Company continued small-scale heap leaching and direct shipping of mineralized material which generated sales of 270 ounces of gold. Test mining continued in Q1 2026, with approximately 2,000 tonnes of higher-grade mineralized material stockpiled for direct shipping to a purchaser. Test mining is anticipated to continue in Q2 2026.
  While management continues to evaluate options for the next steps at the Tintic Project, it is expected that limited activities beyond care and maintenance may occur on the Tintic Project from time to time, including any additional direct shipping of mineralized material from the Trixie test mine.

2026 OBJECTIVES

Activity	Expected Timing of Completion(2)	Anticipated 2026 Cost(1)
Cariboo Gold Project
Underground Development (including production drilling)	Q4 2026	$39.5 million
Regional surface exploration drilling	Q4 2026	$3.7 million
Mine design, processing, water management, infrastructure and other	Q4 2026	$14.7 million
Underground Infill Drilling to Convert Mineral Resources to Mineral Reserves	Q4 2026	$4.4 million
Surface (Directional) Drilling to expand Mineral Resource Estimate at depth (up to 300 metres below current Mineral Resource Estimate)	Q4 2026	$1.7 million
Surface Drilling to expand geology and mineralization at depth (+700 metres below surface)	Q4 2026	$3.9 million

_______________________________
Note:
(1)	The expenditures disclosed in this table include amounts approved by the Board of Directors as at March 31, 2026, net of amounts already incurred during the first quarter of 2026. Additional expenditures will be required to complete certain of the objectives and are subject to approval by the Board of Directors.
(2)	For the portion of activities to be incurred in 2026.

SUBSEQUENT TO Q1 2026

  On April 1, 2026, the Company granted an aggregate of (i) 1,104,400 stock options of the Company (the "Options"), and (ii) 1,426,600 restricted share units of the Company ("RSUs") to certain senior officers and non-executive employees (collectively, the "Incentive Awards"), pursuant to the Company's omnibus equity incentive plan.
  On May 4, 2026, the Company appointed Ms. Sarah MacDonald as Vice President, Construction Contracting and Commercial.

Consolidated Financial Statements

The Company's unaudited condensed interim consolidated financial statements (the "Financial Statements") and related management's discussion and analysis ("MD&A") for the three months ended March 31, 2026 have been filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These filings are available on the Company's website at www.osiskodev.com, on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile.

Qualified Persons

The scientific, geological and technical information in this news release has been reviewed and approved by Scott Smith, P. Geo., Vice President, Exploration of Osisko Development, who is considered a "qualified person" within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

Technical Reports

Scientific and technical information relating to the Cariboo Gold Project and the 2025 Feasibility Study on the Cariboo Gold Project is supported by the technical report titled "NI 43-101 Technical Report, Feasibility Study for the Cariboo Gold Project, District of Wells, British Columbia, Canada" and dated June 11, 2025 (with an effective date of April 25, 2025) (the "Cariboo Technical Report").

Scientific and technical information relating to the Tintic Project and the current mineral resource estimate for the Trixie deposit (the "2024 Trixie MRE") is supported by the technical report titled "NI 43-101 Technical Report, Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, United States of America" and dated April 25, 2024 (with an effective date of March 14, 2024) (the "Tintic Technical Report" and, together with the Cariboo Technical Report, the "Technical Reports").

For readers to fully understand the information in the Technical Reports, reference should be made to the full text of the Technical Reports in their entirety, including all assumptions, parameters, qualifications, limitations and methods therein. The Technical Reports are intended to be read as a whole, and sections should not be read or relied upon out of context. The Technical Reports were prepared in accordance with NI 43-101 and are available electronically on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile and on the Company's website at www.osiskodev.com.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a continental North American gold development company focused on past producing mining camps with district-scale potential. The Company's objective is to become an intermediate gold producer through the development of its flagship, fully permitted, 100%-owned Cariboo Gold Project, located in central British Columbia, Canada. Its project pipeline is complemented by the Tintic Project located in the historic East Tintic mining district in Utah, U.S.A., a brownfield property with significant exploration potential, extensive historical mining data, and access to established infrastructure. Osisko Development is focused on developing long-life mining assets in mining-friendly jurisdictions while maintaining a disciplined approach to capital allocation, development risk management, and mineral inventory growth.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTIONARY STATEMENTS

Cautionary Statement Regarding Financing Risks

The Company's development and exploration activities are subject to financing risks. As of the date hereof, the Company has exploration and development assets which may generate periodic revenues through test mining but has no mines in the commercial production stage that generate positive cash flows. The Company cautions that test mining at its operations could be suspended at any time. The Company's ability to explore for and discover potential economic projects, and then to bring them into production, is highly dependent upon its ability to raise equity and debt capital in the financial markets. Any projects that the Company develops will require significant capital expenditures. To obtain such funds, the Company may sell additional securities including, but not limited to, the Company's shares or some form of convertible security, the effect of which may result in a substantial dilution of the equity interests of the Company's shareholders. Alternatively, the Company may also sell a part of its interest in an asset in order to raise capital. There is no assurance that the Company will be able to raise the funds required to continue its exploration programs and finance the development of any potentially economic deposit that is identified on acceptable terms or at all. The failure to obtain the necessary financing(s) could have a material adverse effect on the Company's growth strategy, results of operations, financial condition and project scheduling.

Cautionary Statement Regarding Test Mining Not Supported by a Feasibility Study

Certain operations of the Company including prior test mining activities at the Tintic Project's Trixie test mine, have operated without the benefit of a feasibility study including mineral reserves, demonstrating economic and technical viability, and, as a result, there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Company cautions that historically, such projects have a much higher risk of economic and technical failure. There is no guarantee that commercial production will commence, continue as anticipated or at all or that anticipated production costs will be achieved. The failure to commence or continue production could have a material adverse impact on the Company's ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs could have a material adverse impact on the Company's cash flow and potential profitability.

Cautionary Statement to U.S. Investors

As a foreign private issuer under U.S. securities laws that files reports under the Canada-U.S. multijurisdictional disclosure system, the Company is permitted to prepare and report information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in its technical reports, financial statements and MD&A, in accordance with Canadian reporting requirements, which are governed by NI 43-101. As such, such information concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in its technical reports, financial statements and MD&A, is not comparable to similar information made public by most companies subject to U.S. mineral property disclosure requirements of the U.S. Securities and Exchange Commission ("SEC").

Further to recent amendments, U.S. mineral property disclosure requirements (the "SEC Rules") are now governed by subpart 1300 of Regulation S-K under the U.S. Securities Act. Under the SEC Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, adopted by the CIM Council ("CIM Standards"), which is the required definition standard adopted by NI 43-101. While the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", U.S. investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the "inferred mineral resources" exist. Under NI 43-101, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except for preliminary economic assessments. While the above terms are "substantially similar" to CIM Standards, there are differences in the definitions under the SEC Rules and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the SEC Rules.

Risks related to the development of the Cariboo Gold Project

The development of a new mining operation, including the construction of processing facilities, tailings storage infrastructure, access roads, power supply and other supporting infrastructure, is a complex and costly undertaking. The Cariboo Gold Project remains in the development stage and there is no certainty that it will be brought into commercial production within anticipated timelines, at anticipated costs, or at all. The results of the Cariboo Technical Report are based on a number of assumptions, including, among others, geological interpretations, estimated mineral resources and mineral reserves, metallurgical recoveries, construction schedules, capital and operating costs, labour and equipment availability, transportation and energy costs, regulatory requirements, and projected commodity prices. These assumptions are inherently uncertain and may prove to be inaccurate.

Actual results, costs and development timelines may differ materially from those currently anticipated due to factors such as: unforeseen geological conditions; changes to mine plan optimization; equipment failures; shortages of skilled labour and contractors; increases in the cost of materials, equipment or energy; design modifications; delays related to permitting or receipt of government approvals; adverse weather or climate conditions; and community and/or Indigenous opposition. In addition, the development of mining projects often requires substantial capital expenditures, and delays or cost overruns may require the Company to seek additional financing, which may not be available on favorable terms or at all. If the Company is unable to complete construction and development of the Cariboo Gold Project on a timely and cost-effective basis, or if operating performance following commissioning is materially lower than expected, the project may fail to achieve anticipated economic results. Any such events could have a material adverse effect on the Company's business, financial condition and results of operations.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, as amended) (collectively, "forward-looking statements"). Such forward-looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Such forward-looking statements are not guarantees of performance and are identified with words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "potential", "propose", "project", "outlook", "foresee", "continue", "objective", "strategy", variants of these words or the negative or comparable terminology, as well as terms usually used in the future and the conditional. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including statements pertaining to: the availability and use of proceeds of the 2025 Financing Facility (including the ability and timing to satisfy conditions precedents to subsequent draws under the 2025 Financing Facility (if at all)); continued advancement and de-risking of the Cariboo Gold Project (if at all); the ability to develop the Cariboo Gold Project; the exploration potential and prospectivity (if any) of its properties; expectations regarding the Company's capital requirements to advance the Cariboo Gold Project to production; the ability of the Company to raise or arrange for the remaining funding required to complete the construction of the Cariboo Gold Project; the Company's strategy and objectives relating to the Cariboo Gold Project as well as its other projects; the impact of the 2025 Financing Facility, private placement financings, prospectus offerings, or proceeds of warrants exercises on the Company and its financial position and allocation; the ability of the Company to service and repay principal related to the 2025 Financing Facility whether from the operation of the Cariboo Gold Project or other sources of funds; the assumptions, qualifications and limitations relating to the Cariboo Gold Project being fully permitted and the advancement of pre-construction and early works activities; the ability, progress and timing in respect of pre-construction activities at Cariboo Gold Project including the 13,000-meter infill drill program, and other surface infrastructure works; the ability, progress and timing in respect of exploration and infill drilling activities planned in 2026 at the Cariboo Gold Project and on regional targets; whether additional mineral resources will be developed as a result of the deeper drilling below the Cariboo mineral resource estimate, within the Cariboo mine area, and/or on exploration targets beyond the mine area; whether the results of the Company's 13,000m infill drill program will confirm or vary from those in the current mineral resource estimate; the ability of exploration work to support new discoveries at the Cariboo Gold Project (if at all); the utility and significance of the infill drill program and its ability to inform resource modeling, mine planning and stope design procedures and parameters (if at all); the contemplated work plan and activities at the Cariboo Gold Project and the timing, scope and results thereof and associated costs thereto; the resumption and continuation of planned site activities at the Cariboo Gold Project following the January 2026 fatal incident; the anticipated timing for the Bonanza Ledge water treatment plant to become fully operational; whether the Company's new water treatment plant and facilities will operate to expectations and meet permit conditions; expectations regarding the improvement of underground development rates as the ramp advances beyond the Lowhee fault zone; the continuation of surface exploration drilling activities and receipt of assay results; the continuation of surface infrastructure construction, including the waste rock storage facility, sediment control pond, mine site complex early works and other critical infrastructure; expectations that the expanded camp will provide accommodation capacity aligned with peak construction manpower requirements; the ability and expectations of infill conversion drilling to upgrade inferred resources to higher confidence resource categories with potential to be converted into mineral reserves, after considering other modifying factors (if at all); the utility and significance of the 2026 infill drill program; the anticipated benefits (if any) of the inclusion in the GDXJ resulting in enhanced market visibility, trading liquidity and broader investor access; the duration of the Company's inclusion in the GDXJ; any future potential rebalances and levels of exposure over which the Company has no discretion over and any impacts to trading volumes as a result thereof; assumptions, qualifications and parameters underlying the Cariboo Technical Report (including, but not limited to, the mineral resources, mineral reserves, production profile, mine design and project economics); the results of the Cariboo Technical Report as an indicator of quality and robustness of the Cariboo Gold Project, as well as other considerations that are believed to be appropriate in the circumstances; the ability of the Company to achieve the estimates outlined in the Cariboo Technical Report in the timing contemplated (if at all); the ability to achieve the capital and operating costs outlined in the Cariboo Technical Report (if at all); the ability of the Company to sustain ongoing small-scale processing and mining activities at the Tintic Project (if at all); the continuation of limited activities beyond care and maintenance continuing at the Tintic Project; whether current and planned test mining at Tintic will generate positive cash flow after deducting all costs; the significance and impact of the definitive project and construction management services agreement with JDS Energy & Mining Inc. on the development of the Cariboo Gold Project; the potential impact of tariffs and other trade restrictions (if any); mineral resource category conversion; the future development and operations at the Cariboo Gold Project and the Tintic Project; the results of ongoing stakeholder engagement; the capital resources available to the Company; the ability of the Company to access capital as and when required and on terms acceptable to the Company; the ability of the Company to execute its planned activities, including as a result of its ability to seek additional funding or to reduce planned expenditures; management's perceptions of historical trends, current conditions and expected future developments; future mining activities; the ability and timing for the Cariboo Gold Project to reach commercial production (if at all); sustainability and environmental impacts of operations at the Company's properties; the results (if any) of further exploration work to define and expand mineral resources; the ability of exploration work (including drilling and sampling) to accurately predict mineralization; the ability of the Company to expand mineral resources beyond current mineral resource estimates; the ability of the Company to complete its exploration and development objectives for its projects in the timing contemplated and within expected costs (if at all); the ongoing advancement of the deposits on the Company's properties; future gold prices; the costs required to advance the Company's properties; the ability to adapt to changes in gold prices, estimates of costs, estimates of planned exploration and development expenditures; the profitability (if at all) of the Company's operations; regulatory framework remaining defined and understood as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward looking information".

Osisko Development considers its assumptions to be reasonable based on information currently available but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, but are not limited to: the absence of further work stoppages or suspensions at the Cariboo Gold Project; risks relating to third-party approvals, including the issuance of permits by governments, favourable regulatory conditions and approvals, capital market conditions and the Company's ability to access capital on terms acceptable to the Company for the contemplated exploration and development at the Company's properties; the absence of unforeseen ground conditions or other geological challenges; the ability to continue current operations and exploration; regulatory framework and presence of laws and regulations that may impose restrictions on mining; errors in management's geological modelling; the timing and ability of the Company to obtain and maintain required approvals and permits; the results of exploration activities; the availability of necessary equipment, supplies and infrastructure; risks relating to exploration, development and mining activities; the global economic climate; fluctuations in metal and commodity prices; fluctuations in the currency markets; dilution; environmental risks; and community, non-governmental and governmental actions and the impact of stakeholder actions. Osisko Development is confident a robust consultation process was followed in relation to its received BC Mines Act and Environmental Management Act permits for the Cariboo Gold Project and continues to actively consult and engage with Indigenous nations and stakeholders. While any party may seek to have the decision related to the BC Mines Act and/or Environmental Management Act permits reviewed by the courts, the Company does not expect that such a review would, were it to occur, impact its ability to proceed with the construction and operation of the Cariboo Gold Project in accordance with the approved BC Mines Act and Environmental Management Act permits. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2025 as well as those risks and factors disclosed in the Company's most recent financial statements and management's discussion and analysis and other public filings filed under Osisko Development's issuer profile on SEDAR+ (www.sedarplus.ca) and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors facing the Company, its business and operations. Although the Company believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Readers are cautioned that the foregoing list of assumptions, risks and uncertainties is not exhaustive. The forward-looking statements contained herein are made as of the date of this news release and, except as required by applicable law, the Company undertakes no obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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